NEWS RELEASE

INTEROIL RELEASES FULL RESOURCES EVALUATION
AND WELL FLOW TEST INFORMATION IN AN
UPDATED PRESENTATION AT THE IPAA INVESTOR
CONFERENCE IN NEW YORK

Cairns, Australia and Houston, TX -- April 14, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) announced today that the full report of the independent engineering evaluation prepared by GLJ Petroleum Consultants Ltd. (GLJ Report), who evaluated the contingent resources of the Elk and Antelope fields in Papua New Guinea effective as at December 31, 2009, as well as the presentation that is to be delivered by Mr. Phil Mulacek, Chief Executive Officer, and Mr. Wayne Andrews, V.P. Capital Markets at the Independent Petroleum Association of America's 2010 Oil & Gas Investment Symposium on April 14, 2010, have been posted on InterOil’s website: www.interoil.com

The GLJ Report was prepared in accordance with the definitions and guidelines in the COGE Handbook and National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101) adopted by Canadian Securities Administrators.

InterOil has included in its presentation technical information on the flow tests from both the Antelope-1 and Antelope-2 wells conducted on March 2 and December 1, 2009 respectively.  The presentation also includes a summary of the results, in addition to total gas volumes recovered during the tests, total production time over the entire test periods, and the flowing pressures and rates at each choke size.

Phil Mulacek stated, “We are pleased with the high quality analysis conducted by GLJ, a top ranked independent engineering firm based in Calgary, Canada.  For its qualified independent resource report, GLJ used all the information available through December 31, 2009.  This included information such as wireline log data (Schlumberger), test data (Weatherford International), seismic and laboratory data (routine and special core data/pressure volume temperature (PVT) analysis).”

The Independent Petroleum Association of America's 2010 Oil & Gas Investment Symposium is being held at The Sheraton New York Hotel & Towers in New York City, New York, on April 14, 2010 at 08:45 a.m. (Eastern)/07:45 a.m. (Central).  A link to the audio only live webcast presentation is available on InterOil’s website: www.interoil.com.  Following the conference, a live replay will be available on the InterOil website.

InterOil News Release

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Cautionary Statements

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form for the year ended December 31, 2009 available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release